December 20, 2018

Thomas Andrew Crockett
Chief Executive Officer
KalVista Pharmaceuticals, Inc.
55 Cambridge Parkway
Suite 901E
Cambridge, MA 02142

       Re: KalVista Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed December 14, 2018
           File No. 333-228831

Dear Mr. Crockett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance